Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

February 14, 2023

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on February 14, 2023, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

Senior Leadership Changes – Following the announcement of February 8, 2023, the Company decided to layoff the following members of the Company’s senior leadership team:

•	Tammy Carrea – VP, Quality and Regulatory Affairs
•	Kristen Galfetti –VP, Investor Relations and Corporate Communications
•	Eric Heinz – VP, Market and Corporate Development
•	Chris Seibert – VP, Upstream Marketing

Nasdaq Notification Re: Listing Rule 5605 – Nasdaq Listing Rule 5605(b)(1) states that the Company’s board of directors must consist of a majority independent directors and Listing Rule 5605(c)(2) states that the Company’s audit committee must consist of at least three members, all of whom are independent. Following Ms. Heather Knight’s resignation, the Company’s audit committee consists of only two members who are independent directors as defined in Rule 5605(a)(2). Nasdaq provided the Company a cure period in order to regain compliance, being the earlier of the Company’s next annual shareholders’ meeting or February 7, 2024; or if the next annual shareholders’ meeting is held before August 7, 2023, then the Company must evidence compliance no later than August 7, 2023.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 6, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Announces Executive Leadership Updates and Receipt of Nasdaq Notification Regarding Audit Committee Requirements

Toronto, Ontario, Feb. 14, 2023 (GLOBE NEWSWIRE) -- Titan Medical Inc. (the “Company” or “Titan”) (Nasdaq: TMDI; TSX: TMD) today announced senior leadership changes and the receipt of a notification from the Nasdaq Stock Market LLC Listing Qualifications Department stating that following the resignation of Heather Knight from the Company’s board of directors and audit committee, the Company no longer complies with Nasdaq’s audit committee requirement set forth in Nasdaq Rule 5605.

Senior Leadership Changes

Following the announcement of February 8, 2023, the Company has decided to layoff certain members of the Company’s senior leadership team. Each of these individuals remain available to assist the Company as independent consultants. The following changes are effective immediately:

  Tammy Carrea is no longer VP, Quality and Regulatory Affairs of the Company. Ms. Carrea will continue to assist the Company, as needed, as an independent consultant with quality and regulatory matters, and to assist with the strategic review process;

  Kristen Galfetti is no longer VP, Investor Relations and Corporate Communications of the Company. Ms. Galfetti will continue to assist the Company, as needed, as an independent consultant with investor relations and corporate communications, and to assist with the strategic review process;

  Eric Heinz is no longer VP, Market and Corporate Development of the Company. Mr. Heinz will continue to assist the Company, as needed, as an independent consultant with corporate development activities, and to assist with the strategic review process; and

  Chris Seibert is no longer VP, Upstream Marketing of the Company. Mr. Seibert will continue to assist the Company, as needed, as an independent consultant with clinical and upstream marketing, and to assist with the strategic review process.

“I would like to thank Tammy, Kristen, Eric and Chris for their contributions to Titan Medical and their continued professionalism,” said Cary Vance, President and CEO of Titan Medical. “This was an extremely difficult decision, and I am grateful that each of these talented individuals will continue to be available in consulting roles to assist the Company during the strategic review process.”

Nasdaq Notification Re: Listing Rule 5605

Nasdaq Listing Rule 5605(b)(1) states that the Company’s board of directors must consist of a majority independent directors and Listing Rule 5605(c)(2) states that the Company’s audit committee must consist of at least three members, all of whom are independent. Following Ms. Heather Knight’s resignation, the Company’s audit committee consists of only two members who are independent directors as defined in Rule 5605(a)(2).

However, in accordance with Listing Rule 5605(c)(4), Nasdaq has provided the Company a cure period in order to regain compliance, being the earlier of the Company’s next annual shareholders’ meeting or February 7, 2024; or if the next annual shareholders’ meeting is held before August 7, 2023, then the Company must evidence compliance no later than August 7, 2023.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company’s compliance status with such listing.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, was focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system was being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. On November 30, 2022, the Company announced the commencement of a strategic review process that considered a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the Company’s assets, strategic investment or other significant transaction.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the Company’s strategic review process and the result thereof; the availability of Mr. Eric Heinz, Mr. Chris Seibert, Ms. Tammy Carrea or Ms. Kristen Galfetti as consultants to the Company, including for the purposes of supporting the strategic review process; the Company’s ability to regain compliance with Nasdaq Listing Rule 5606; and the Enos™ system providing a surgical experience that imitates real-life movements.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the Company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Stephen Lemieux
Chief Financial Officer
investors@titanmedicalinc.com

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